UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 3, 2014

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, September 2nd, 2014.

Mr.

Carlos Pavez Tolosa

Superintendent

Superintendency of Securities and Insurance

Av. Libertador Bernardo O’Higgins 1449

Ref. Informs Material Fact.

Dear Sir:

In accordance with the provisions of Article 9 and paragraph second of Article 10 of Law No. 18.045 about Securities Markets, and pursuant to General Rule No. 30, and being duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A., Securities’ Registration No. 306:

On this date Mrs. Maria Claudia Amaro has resigned as a member of the Board of Directors of the company, and in her place, the Board has elected Mr. Henri Philippe Reichstul. As a result, in the next annual general meeting of shareholders of LATAM Airlines Group S.A., its Board will be renewed and reelected.

Sincerely yours,

Cristián Toro Cañas

Legal Vicepresident

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2014	LATAM AIRLINES GROUP S.A.

	By:	/s/ Cristian Toro
	Name:	Cristian Toro
	Title:	VP LEGAL LATAM